Rule 424(b)(5)
Registration No. 333-134494
PRICING SUPPLEMENT NO. 1
Dated August 22, 2008

To Prospectus Dated June 8, 2006 (the “Prospectus”)

WASHINGTON GAS LIGHT COMPANY
MEDIUM-TERM NOTES, SERIES H
DUE ONE YEAR OR MORE FROM DATE OF ISSUE
Principal Amount: $50,000,000

☐ Fixed Rate Note	☑ Floating Rate Note
☑ Book Entry Note	☐ Certificated Note

Issue Price (as a percentage of principal amount):	100%

Net Proceeds to Issuer:	$49,875,000

Original Issue Date:	August 26, 2008

Maturity Date:	August 26, 2010

Redemption:

☑	Optional Redemption:
	Type:	☐	Make-whole redemption
Make-Whole Premium:
		☑	Other Redemption
Initial Redemption Price: 100%
Initial Redemption Date: February 26, 2009
Percentage amount by which Initial Redemption Price decreases each year: 0%

☐ Other Redemption
Type: _______________________ Redemption price: ___________ Redemption dates: Each payment date beginning ___________

Applicable Only to Fixed Rate Notes:
Interest Rate:
First Interest Payment Date:
Interest Payment Dates:
Applicable Only to Floating Rate Notes:

Base Rate:	Maximum Interest Rate:	None
☐ Commercial Paper Rate	Minimum Interest Rate:	None
☐ Prime Rate	Interest Reset Dates:	See Below
☐ CD Rate	Interest Reset Period:	Quarterly
☐ Federal Funds Effective Rate	Interest Payment Dates:	See Below
☑ LIBOR	Interest Payment Period:	Quarterly
☐ Treasury Rate	Interest Determination Dates:	See Below
☐ Other Rate

Initial Interest Rate:	3.610%
Index Maturity:	3 months
Spread (plus or minus):	Plus 80.0 bps
Spread Multiplier:	None
This Pricing Supplement relates to the original issuance and sale by Washington Gas Light Company (“we”, “us”, or “our”) of the Medium-Term Notes, Series H (“notes”), described herein through Wachovia Capital Markets, LLC and Citigroup Global Markets Inc. as Agents.
Use of Proceeds
Proceeds from the sale of these notes will be used by Washington Gas Light Company to refund maturing long-term debt, and for general corporate purposes such as the acquisition of property, working capital requirements, and the retirement of short-term debt.
Interest Rate
General
A glossary is provided at the end of this Pricing Supplement which defines the capitalized words used in the following discussion about the interest rates payable on these notes.
The interest rate on these notes will be floating. The interest paid will include interest accrued to, but excluding, the interest payment date, the date of maturity, redemption or repurchase. Interest is generally payable to the person in whose name the note is registered at the close of business on the record date before each interest payment date. Interest payable at maturity, redemption, or repurchase, however, will be payable to the person to whom principal is payable.

Each floating rate note will have an interest rate formula based on the 3-month LIBOR rate plus 80.0 basis points (0.800%), reset quarterly.
Upon request, the Calculation Agent will provide the current interest rate and, if different, the interest rate which will become effective on the next Interest Reset Date.
Date of Interest Rate Change
The interest rate on each floating rate note will be reset quarterly. The Interest Reset Date will be on November 26, February 26, May 26, and August 26 of each year. The first Interest Reset Date will be on November 26, 2008.
The per annum interest rate for the period from the issue date to the first Interest Reset Date is 3.610%, which is equal to the 3-month LIBOR rate on August 22, 2008 plus 80.0 basis points (The Initial Interest Rate). Thereafter, the interest rate will be equal to the 3-month LIBOR rate determined as of the next Interest Determination Date (as calculated below) plus 80.0 basis points.
Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be the immediately preceding Business Day.
When Interest Rate Is Determined
The Interest Determination Date will be the second London Banking Day preceding each Interest Reset Date.
When Principal and Interest Are Paid
Interest is paid on November 26, February 26, May 26, and August 26 of each year. The first interest payment date shall be on November 26, 2008.
If any interest payment date (other than an interest payment date occurring at maturity) is not a Business Day, then the interest payment date will be postponed to the next Business Day. However, if the next Business Day is in the next calendar month, the interest payment date will be the immediately preceding Business Day. If any date of maturity, redemption or repurchase falls on a day that is not a Business Day, payment of principal and interest will be made on the next Business Day and no additional interest will be paid. However, if the next Business Day is in the next calendar month, the payment date will be the immediately preceding Business Day.
The record date will be 14 calendar days prior to each day interest is paid, whether or not such day is a Business Day.
The interest payable will be the amount of interest accrued to, but excluding, the interest payment date or date of maturity, redemption or repurchase, as the case may be.

The accrued interest for any period is calculated by multiplying the principal amount of a note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period to the date for which accrued interest is being calculated. The interest factor (expressed as a decimal rounded upwards if necessary, as described below) is computed by dividing the interest rate (expressed as a decimal rounded upwards if necessary) applicable to such date by 360.
All percentages resulting from any calculation of floating rate notes will be rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point, with five-one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).
Three Month LIBOR Rate Calculation
The Calculation Agent will determine the 3-month LIBOR rate as follows:
With respect to any Interest Determination Date for LIBOR notes, LIBOR will be the rate for deposits in U.S. dollars having a three-month maturity beginning on the related Interest Reset Date that appears on the Reuters Page LIBOR01 as of 11:00 a.m. London time on that date.
In the case where fewer than two offered rates or no rate appears on the Reuters Page LIBOR01, LIBOR for that Interest Determination Date will be determined based on the rates at approximately 11:00 a.m. London time on that Interest Determination Date at which deposits of not less than $1,000,000 in U.S. dollars having a three-month maturity are offered to prime banks in the London interbank market by four major reference banks in the London interbank market selected by the Calculation Agent for a single transaction in such market at such time (a Representative Amount).
•	The Calculation Agent will request the principal London office of each such bank to provide a quotation of its LIBOR rate. If at least two such quotations are provided, LIBOR for such date will be the average of such quotations.
•	If fewer than two offered quotations are provided, LIBOR will be the average of the rates quoted at approximately 11:00 a.m. Eastern time on that Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for loans of not less than $1,000,000 in U.S. dollars to leading European banks having a three-month maturity.
•	If fewer than three banks are quoting as mentioned above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior interest reset period.

Optional Redemption
The notes will not be subject to any sinking fund. The notes are redeemable upon thirty days notice at any time on or after February 26, 2009, in whole or in part in increments of $1,000, at our election at 100% of the principal amount thereof, together in each case with accrued interest to the redemption date. If we do not redeem all the notes of a series or tranche at one time, the Trustee will select the notes to be redeemed by lot, pro rata. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.
Glossary
Set forth below are definitions of some of the terms used in this Pricing Supplement:
“BUSINESS DAY” means any day other than a Saturday or Sunday that (a) is not a day on which banking institutions in Washington, DC, or in New York, NY, are authorized or obligated by law or executive order to be closed, and (b) with respect to LIBOR notes only, is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market (a London Banking Day).
“CALCULATION AGENT” means The Bank of New York Mellon, or its successor appointed by us, acting to perform the duties related to interest rate calculation and resets for floating rate notes.
“CALCULATION DATE” means the date by which the Calculation Agent calculates an interest rate for a floating rate note, which will be the Interest Determination Date for LIBOR notes.
“INDEX MATURITY” means, with respect to a floating rate note, the period to maturity of the note on which the interest rate formula is based.
“INTEREST DETERMINATION DATE” means the date as of which the interest rate for a floating rate note is to be determined, to be effective as of the following Interest Reset Date.
“INTEREST RESET DATE” means the date on which a floating rate note will begin to bear interest at the variable interest rate determined on any Interest Determination Date. The Interest Reset Dates will also be indicated in the note.
“REUTERS PAGE LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or such other page as may replace “LIBOR01” on such service) or such other service displaying the London interbank offered rates of major banks, as may replace Reuters 3000 Xtra.
“SPREAD” means the number of basis points specified as being applicable to the interest rate for a floating rate note.
“SPREAD MULTIPLIER” means the percentage specified as being applicable to the interest rate for a floating rate note.
“TRUSTEE” means The Bank of New York Mellon.

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